August 14, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:

Trans-Lux Corporation

Preliminary Proxy Statement on Schedule 14A

Filed July 12, 2013

File No. 001-02257

Ladies and Gentlemen:

On behalf of Trans-Lux Corporation (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 5, 2013, numbered in response to your numbered comments.

General

1.

Please include a copy of the proxy card with the next amendment to your proxy statement.

Response to No. 1:

The proxy statement has been revised to include a copy of the proxy card, in accordance with the Staff’s comment.

Proposal to Approve Amendments to our Amended and Restated Certificate of Incorporation Granting our Board the Discretion to (A) Effect a Reverse Stock Split Followed by a Forward Stock Split and (B) Reduce The Company’s Authorized Common Stock, page 10

2.

Please explain what consideration you have given to whether the reverse stock split will have the effect of a going private transaction.  Refer to Rule 13e-3 of the Securities Exchange Act of 1934, which applies to any transaction specified in Rule 13e-3(a)(3)(i) that has “either a reasonable likelihood or a purpose of producing, either directly or indirectly . . .” a going private effect.  We note that one of the intended effects of the reverse split is “cashing out . . . smaller stockholders” and that the company had approximately 877 holders of record of its common stock as of July 1, 2013.  Please revise your disclosure to clearly state, if true, that if you implement the reverse stock split, the ratio chosen would not be reasonably likely to, or would not have the purposes of producing a going private effect.

Response to No. 2:

The Company has carefully considered whether the reverse stock split will have the effect of a going private transaction and has determined that the reverse stock split will not have the effect of a going private transaction.  The Company intends to remain a reporting company, as it has been since 1923, and does not have any intention of going private or deregistering as a reporting company.  The Company aims to become re-listed on a national stock exchange as soon as it becomes eligible to do so.  The proxy statement will be revised to clearly state that if the Company implements the reverse stock split, the ratio chosen would not be reasonably likely to, or would not have the purposes of producing a going private effect, in accordance with the Staff’s comment.

Purposes for the Proposed Reverse/Forward Split, page 10

3.

We note your belief that the reverse split may have the effect of raising the price of your common stock and reducing certain transaction costs such as brokerage commissions.  We also note your disclosure that “. . . after the completion of the Reverse Split, we will effect . . . a forward stock split. . . .”  Please revise your proxy statement to provide greater disclosure as to the purpose of the forward split, including the desired effects.

Response to No. 3:

Following the reverse stock split, which will have the effect of cashing out the smaller shareholders, the Company intends to effect a forward stock split in order to bring the shareholders of our common stock remaining after the reverse stock split closer to the original position they held prior to the reverse stock split.  The desired effects of the forward stock split are to attract investor attention, which could potentially result in an increase of the price of our common stock, thereby increasing the liquidity of our common stock to the benefit of all of our shareholders, and to increase the number of shares of our common stock that are issued and outstanding, which could potentially have an anti-dilutive effect to the benefit of our shareholders.  Additionally, by effecting the forward stock split the Company hopes to broaden its investor base and improve shareholder value.  The proxy statement will be revised to provide greater disclosure as to the purpose of the forward split, including the desired effects, in accordance with the Staff’s comment.

As requested in your letter, the Company hereby acknowledges that:

●

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the Company’s Proxy Statement, please contact the undersigned at 203-642-5833 or the Company’s outside counsel, Kenneth Schlesinger, at 212-451-2252.

Very Truly Yours,

/s/ Kristin A. Kreuder

Kristin A. Kreuder, Esq.

Vice President and General Counsel

Trans-Lux Corporation

cc:  J.M. Allain, President and CEO, Trans-Lux Corporation

      Kenneth Schlesinger, Olshan Frome & Wolosky LLP

Trans-Lux Corporation        26 Pearl Street        Norwalk, CT  06850

www.trans-lux.com